UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Osisko Gold Royalties Ltd
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68827L 10 1
(CUSIP Number)
July 31, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 68827L 10 1

1	Name of Reporting Person: Orion Resource Partners (USA) LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 30,906,594
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 30,906,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 30,906,594
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%*
12	TYPE OF REPORTING PERSON PN

* Based on 156,964,269 shares of Common Stock outstanding as of July 31, 2017, as reported in Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on August 1, 2017.

CUSIP No. 68827L 10 1
SCHEDULE 13G

Item 1(a)	Name of Issuer: Osisko Gold Royalties Ltd
Item 1(b)	Address of Issuer's Principal Executive Offices: 1110 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Qc H3B 2S2
Item 2(a)	Name of Persons Filing: Orion Resource Partners (USA) LP
Item 2(b)	Address of Principal Business Office, or if None, Residence: 1211 Avenue of the Americas, Suite 300, New York, NY 10036
Item 2(c)	Citizenship: Delaware
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 68827L 10 1
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 68827L 10 1

Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover page to this Schedule 13G.

Orion Resource Partners (USA) LP serves as investment advisor to each of (i) Orion Mine Finance (Master) Fund I LP, a Bermuda limited partnership, (ii) Orion Mine Finance (Master) Fund I-A LP, a Bermuda limited partnership, (iii) Orion Co-Investments I (Stream) LLC, a Delaware limited liability company, (iv) Orion Co-Investments II LP, a Bermuda limited partnership, (v) Orion Co-Investments IV LP, a Bermuda limited partnership, and (vi) Canada Limited Lynx Metals Limited, a Canadian company (together, the “Funds”).  Each of the Funds holds a membership interest in Betelgeuse LLC, a Delaware limited liability company.  The Common Stock reported herein is directly held by Betelgeuse LLC.  The managers of Betelgeuse LLC are (i) Orion Mine Finance Management I Limited, a Bermuda company, and (ii) Orion Mine Finance Management IA Limited, a Bermuda company.  Orion Resource Partners (USA) LP also serves as the sub-adviser to each such manager.  Based on the relationships described herein, Betelgeuse LLC has voting and investment control over the Common Stock reported herein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6
Ownership of More Than Five Percent on Behalf of Another Person:

As described in Item 4, Betelgeuse LLC owns 100% of the Common Stock reported herein, representing 19.7% of the Issuer's Common Stock outstanding.  Based on its ownership interest of 57.058% of Betelgeuse LLC, Orion Mine Finance (Master) Fund I LP owns 11.2% of the Issuer's Common Stock outstanding.  Based on its ownership interest of 33.581% of Betelgeuse, LLC Orion Mine Finance (Master) Fund I-A LP owns 6.6% of the Issuer's Common Stock outstanding.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 68827L 10 1
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 10, 2017

ORION RESOURCE PARTNERS (USA) LP

By:	/s/ Rick Gashler
Name: Rick Gashler
Title: Chief Compliance Officer